Exhibit 99.3

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Yl
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual Meeting to be held on May 9, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.     Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the  name of your chosen proxyholder in the space provided (see reverse).

2.     If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.     This proxy should be signed in the exact manner as the name appears on the proxy.

4.     If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.     The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

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6.     The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.     This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.     This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 5:00 p.m., Eastern Daylight time, on May 7, 2007.

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Appointment of Proxyholder
We being holder(s) of Canetic Resources Trust hereby appoint: Jack C. Lee, Chairman, or failing him J. Paul Charron, President and Chief Executive Officer, each of Calgary, Alberta

	or	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Canetic Resources Trust to be held at the Imperial Ballroom, Hyatt Regency Calgary, 700 Centre Street SE, Calgary, Alberta, on Wednesday, the 9th of May, 2007, at 3:00 p.m. (Calgary time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1.             Election of Directors

Management recommends that you vote FOR all of the nominees listed in the Notice of Meeting and Information Circular dated March 23, 2007. Robert G. Brawn; J. Paul Charron; W. Peter Comber; Murray M. Frame; Daryl Gilbert; Nancy Laird; Jack C. Lee; R. Gregory Rich;

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	For	Withhold

Vote FOR or WITHHOLD for all nominees proposed by Management

2. Appointment of Auditors	For	Withhold

To appoint Deloitte & Touche LLP, Chartered Accountants, as Auditors of the Trust until the next annual meeting of the Unitholders.

3. Appointment of Trustee	For	Withhold

To appoint Computershare Trust Company of Canada ("Computershare") as trustee of the Trust to hold office until the end of the annual meeting to be held in 2009.

4. Employee Unit Ownership Plan and Unit Award Incentive Plan	For	Against

The ordinary resolution approving certain amendments to the employee unit ownership plan and unit award incentive plan of the Trust as specified in the Information Circular – Proxy Statement.

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5. Other Business

Other business that may properly be brought before the Meeting or any adjournment thereof.

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date:
mm/dd/yy

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

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